Mail Stop 3561

August 12, 2008

Ronald L. Sargent, Chief Executive Officer
Staples, Inc.
Five Hundred Staples Drive
Framingham, Massachusetts 01702

> **Re: Staples, Inc.**
> **Annual Report on Form 10-K for the Year Ended February 2, 2008**
> **Filed March 4, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 28, 2008**
> **File No. 0-17586**

Dear Mr. Sargent:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings. Please confirm in writing that you will do so and also explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 10-K for the Year Ended February 2, 2008

Item 8A. Controls and Procedures, page 17

1. In your Disclosure Controls and Procedures subsection, you state that management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Further, you state that your disclosure controls and procedures "were effective at the reasonable

assurance level." In future filings, if true, please state that your disclosure controls and procedures were <u>designed</u> to be effective at the reasonable assurance level.

<u>Appendix B</u>

<u>Management's Discussion and Analysis of Financial Condition and Results…, page B-1</u>

2. In future filings, please expand this section to discuss known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, or income, or result in your liquidity decreasing or increasing in any material way. See Item 303 of Regulation S-K and SEC Release No. 33-8350. For example, you state on page B-2 that due to the weak economic conditions in North America and the possibility that the European economy may soften, you anticipate sales in 2008 to grow in the mid single digits and earnings per share to grow in the low double digits compared to GAAP earnings per share in 2007. Please explain this trend further and discuss the reason or reasons that you believe that your 2008 sales will grow at these rates. As another example, please discuss the reason or reasons you expect that, assuming a healthy economic environment, your long term sales and earnings per share will grow by 10% to 15%.

<u>Results of Operations, page B-1</u>

3. In this subsection, you discuss the changes in operation and cash flow amounts between the periods. However, the dollar amounts you disclose mostly repeat information that is available from the face of the financial statements. Therefore, in future filings, please expand this information to explain the reasons for period-to-period changes. In this regard, where you identify intermediate causes of changes in your operating results, please be sure to fully describe the reasons underlying these causes. Finally, where changes in items are caused by more than one factor, please quantify the effect of each factor on the change, if possible. See Item 303 of Regulation S-K and SEC Release No. 33-8350. For example, On page B-2, you state that your overall sales increased 6.7% in 2007 and 12.9% in 2006, your comparable sales for your North American Retail locations decreased 3% in 2007 and increased 3% in 2006, and sales for your International retail locations increased 2% in 2007 and 3% in 2006. In this regard, we note that you provide the causes for your sales increase, as you state that your overall sales growth in both 2007 and 2006 primarily reflects increases in sales of core office supplies, ink and toner, paper, and computers, an increase in your copy and print center business, your continued focus on customer service, and the continued success of your customer acquisition and retention efforts in your North American Delivery business. Additionally, please fully describe the reasons underlying

these causes for your overall sales growth in 2007 and 2006. Further, please, quantify the effect of each additional factor on the change in your sales in 2007 and 2006, if possible. In this regard, we note that the increase in total sales partially reflects the positive impacts to you of foreign currency rates of $404 million in 2007 and $185 million in 2006.

Definitive Proxy Statement on Schedule 14A

Certain Relationships and Transactions, page 31

4. Please confirm to us that you have no related party transactions or agreements to disclose pursuant to Item 404 of Regulation S-K. We remind you that, in future filings, if you have related party transactions that are required to be disclosed, please state whether the transactions and agreements with related parties were comparable to terms you could have obtained from unaffiliated third parties. Also, please file all related party contracts as exhibits, if material.

5. We note that your Nominating and Corporate Governance Committee reviews and approves all related party transactions required to be disclosed pursuant to our rules. Also, we note that you have written Corporate Governance Guidelines that applies to all of your directors, executive officers, and other associates. In future filings, please file this policy or provide the Internet address of this policy and advise readers that you have posted this at your web-site. Additionally, in future filings, please describe in greater detail this policy and any other policies and procedures for the review, approval, or ratification of related party transactions. See Item 404(b) of Regulation S-K. The policy required by Item 404(b) should be specific to transactions subject to Item 404(a) of Regulation S-K.

Executive Compensation, page 32

Benchmarking, page 43

6. On the bottom of page 43, you state that the compensation committee considers data from a general industry group comprised of 70 to 79 companies with executives with comparable positions and responsibilities and annual revenues between $15 billion and $30 billion. In future filings, please elaborate upon what you "consider" in this data and disclose those companies or tell us why it is not appropriate for you to do so. In this regard, we refer you to Compliance and Disclosure Interpretation 118.05 under Regulation S-K, located at our web-site at http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

Grants of Plan-Based Awards for 2007 Fiscal Year, page 50

7. In future filings, please disclose in a footnote to your table the fair value of the share awards when they were granted on February 5, 2007.

*   *   *   *   *

Please respond to our comments within 10 business days, or tell us by that time when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact John Fieldsend, Attorney-Advisor, at (202) 551-3343, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director